writer’s direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@dovermotorsports.com

October 14, 2014

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dover Motorsports, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 7, 2014

SEC File Number 001-11929

Form 10-Q for the year ended June 30, 2014

Filed August 1, 2014

SEC File Number 001-11929

Dear Ms. Cvrkel:

We have received and reviewed your comment letter dated October 10, 2014. We will revise our future filings in response to these comments as more fully detailed below.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our responses, references to “we,” “our,” or the Company shall mean Dover Motorsports, Inc. and/or its consolidated subsidiaries, as appropriate.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014

Note 2. Business Operations, page 5

1.	We note from your response to our prior comment one that you expect to recognize a gain on the sale of your Nashville facility which will be calculated as the $27 million purchase price less the facility’s $26 million carrying value and less any costs to sell which are expected to be minimal and consist primarily of legal fees. We also note from your response that you expect to pay income tax expense of approximately $4.5 to $5.0 million as a result of this transaction. Given that your expected gain on sale appears to total only $1.0 million, please explain why you expect to pay income tax expense aggregating $4.5 to $5.0 million in connection with this sale transaction.

Linda Cvrkel

U.S. Securities & Exchange Commission

October 14, 2014

Response:	Our $26 million carrying value refers to our book basis under accounting principles generally accepted in the United States. Our expected income tax payment results from having a lower tax basis than our book basis as a result of the difference between book and tax depreciation expense of the assets. To avoid any possible confusion, we will remove the word “expense” from our disclosure as deferred income tax expense and a related deferred income tax liability has previously been recorded for the difference between the book and tax basis of the assets (i.e. we will refer to the expected income tax payment not the expected income tax expense). We believe the disclosure of our expected income tax payment provides meaningful information for understanding our cash flows.

Please contact me at 302-475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek

Klaus M. Belohoubek
Senior Vice President-General Counsel

cc:	Denis McGlynn, President and CEO

Timothy R. Horne, Sr. Vice President-Finance and CFO

Effie Simpson (Securities and Exchange Commission)